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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                     SCHEDULE 13G



                      Under the Securities Exchange Act of 1934

                                 (Amendment No. 17)*

                                 MEREDITH CORPORATION
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)

                                     589433 10 1
                                    (CUSIP Number)


          Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















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                                     SCHEDULE 13G


     CUSIP No.  589433 10 1                                          Page 2 of 4
     ___________________________________________________________________________
     1    NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF PERSON

          Edwin T. Meredith III
          480 38 4331
     ___________________________________________________________________________
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /

     ___________________________________________________________________________
     3    SEC USE ONLY


     ___________________________________________________________________________
     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
     ___________________________________________________________________________
                          5   SOLE VOTING POWER
     NUMBER OF SHARES
       BENEFICIALLY          2,324,339
        OWNED BY          6   SHARED VOTING POWER
          EACH
        REPORTING             46,206
         PERSON           7   SOLE DISPOSITIVE POWER
          WITH
                             2,324,339
                          8   SHARED DISPOSITIVE POWER

                              46,206
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,370,545
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*                                           / /


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          20.6%
     12   TYPE OF REPORTING PERSON*

          IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!











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        CUSIP NO. 589433 10 1                                     Page 3 of 4

        Item 1(a)   Name of Issuer:  Meredith Corporation

        Item 1(b)   Address of Issuer's Principal Executive Offices:

                        1716 Locust Street
                        Des Moines, Iowa 50309

        Item 2(a)   Name of Person Filing:  Edwin T. Meredith III

        Item 2(b)   Address of Principal Business Office:

                        1716 Locust Street
                        Des Moines, Iowa 50309

        Item 2(c) Citizenship: The person filing this statement is a citizen of the United States.

        Item 2(d)   Title of Class of Securities:  COMMON STOCK

        Item 2(e)   CUSIP Number.  589433 10 1

        Item 3. This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b). Not Applicable

        Item 4.     Ownership:  Edwin T. Meredith III

            (a)  Amount Beneficially Owned as of 12/31/94: 2,370,545  (1)(2)

            (b)  Percent of Class:  20.6%

            (c)  Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote... 2,324,339 (1)(2)

           (ii)  shared power to vote or to direct the vote.    46,206 (1)(2)

          (iii)  sole power to dispose or to direct the
                 disposition of............................. 2,324,339 (1)(2)

           (iv)  shared power to dispose or to direct the
                 disposition of.............................    46,206 (1)(2)

        __________
        (1) Mr. Meredith disclaims that he is the beneficial owner for any other purpose of all shares of which he would not, except for Rule 13d-3, be deemed to be the beneficial owner.










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        (2) These shares include Common Stock which could be received upon conversion of shares of Class B Common Stock of the corporation
            that are beneficially owned by Edwin T. Meredith III.   The Class
            B Common Stock is convertible, share for share, at any time into fully transferable Common Stock without the payment of any consideration. Edwin T. Meredith III is the beneficial owner of 1,326,497 shares of Class B Common Stock.



















































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        CUSIP NO. 589433 10 1                                     Page 4 of 4

        Item 5.     Ownership of Five Percent or Less of a Class.  Not
                    Applicable

        Item 6.     Ownership of More than Five Percent on behalf of Another
                    Person:

                    Other persons have the right to receive dividends with respect to 1,207,512 of the 2,370,545 shares shown as beneficially owned by Edwin T. Meredith III under Item 4.

        Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable

        Item 8. Identification and Classification of Members of the Group. Not Applicable

        Item 9.     Notice of Dissolution of Group.  Not Applicable

        Item 10.    Certification.  Not Applicable

                                    SIGNATURE

                    After reasonable inquiry and to the best of my
            knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    Dated:  February   , 1995



                                        ___________________________________
                                            Edwin T. Meredith III